KC Low Volatility PutWrite-CallWrite Q Fund

Kestenbaum Capital, LLC

12/18/2023

**Exhibits**

**I. Legal Opinion**

The Fund will provide an opinion and consent of counsel regarding the legality of the securities being registered. The opinion will state whether the securities, when sold, be legally issued, fully paid, and nonassessable.